

13030787


SEC MAIL PROCESSING
RECEIVED
FEB 28 2013
WASH, D.C.
193
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. WAINWRIGHT + CO. INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O HULL CAPITAL 12 EAST 52ND STREET, 7TH FLOOR
(No. and Street)

NEW YORK CITY (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. BRENT HIPPERT 443-541-8400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CBIZ-MHM, LLC + MAYER HOFFMAN McCANN CPA'S
(Name – *if individual, state last, first, middle name*)

1065 AVE OF THE AMERICAS (Address), NYC (City), N.Y. (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES B. AHLCELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. WAINWRIGHT + CO. INC, as of 27 FEBRUARY, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James B. Ahlfeld
Signature

FINOP
Title

Maria E Diaz
Notary Public

MARIA E. DIAZ
Notary Public, State of New York
No. 01DI6063721
Qualified in Westchester County
Commission Expires 9-10-13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of
H.C. Wainwright Holding Corporation)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2012

"Public"


MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm


SEC MAIL PROCESSING
RECEIVED
FEB 28 2013
WASH, D.C.
193
SECTION

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of
H.C. Wainwright Holding Corporation)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2012

"Public"

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

Index



Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
H.C. Wainwright & Co., Inc.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

Report on the Financial Statement

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., Inc. (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of H.C. Wainwright & Co., Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information on pages 7 and 8 has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained on pages 7 and 8 is fairly stated in all material respects in relation to the financial statement as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 25, 2013

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$ 240,896
Other assets	2,059
	$ 242,955

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 42,472
Due to Parent (Note 4)	10,075
Total liabilities	52,547
Stockholder's equity:	
Common stock, $8.84 stated value:	
Authorized - 200,000 shares	
Issued - 100,000 shares	
Outstanding - 95,000 shares	883,863
Additional paid-in capital	22,530,173
Accumulated deficit	(23,125,578)
Treasury stock, at cost - 5,000 shares	(98,050)
Total stockholder's equity	190,408
	$ 242,955

See accompanying notes.

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
Notes to Statement of Financial Condition

Note 1 - Description of Business

H.C. Wainwright & Co., Inc. (the "Company") (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation (the "Parent")) was incorporated in Massachusetts in July 1990. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company was principally engaged in proprietary trading activities until it suspended such operations in September 2010.

Note 2 - Summary of Significant Accounting Policies

Income Taxes

For federal, state and local income tax reporting purposes, the Company is included in the consolidated income tax returns of its Parent. Accordingly, for financial statement reporting purposes, the Company's current and deferred income taxes are calculated on a stand-alone basis, as if it filed its own federal, state and local income tax returns. Income taxes payable are reflected as amounts due to Parent.

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is established when the realization of net deferred tax assets is not considered more likely than not.

Uncertain income tax positions are determined based upon the likelihood of the positions being sustained upon examination by taxing authorities. The benefit of an income tax position is recognized in the financial statements in the period during which management believes it is more likely than not that the position will not be sustained. Income tax positions taken are not offset or aggregated with other positions. Income tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with income tax positions taken that exceeds the amount measured would be reflected as amounts due to the Company's Parent. As of December 31, 2012, the Company did not record a liability for any uncertain income tax positions.

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair values of cash, due to parent and accounts payable and accrued expenses approximate their carrying values due to their short-term nature.

Note 3 - Income Taxes

The components of the Company's deferred tax assets as of December 31, 2012 are approximately as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 2,882,000
Alternative minimum tax credit	74,000
Total deferred tax assets	2,956,000
Valuation allowance	(2,956,000)
	$ -

As of December 31, 2012, the Company has approximately $6,463,000 in net operating loss carryforwards, which expire in various amounts through 2032. The utilization of such operating loss carryforwards is limited in certain circumstances pursuant to Section 382 of the Internal Revenue Code.

As of December 31, 2012, the Company has approximately $74,000 in federal alternative minimum tax credits which can be carried forward indefinitely.

During the year ended December 31, 2012, the valuation allowance on net deferred tax assets increased by approximately $124,000.

The Parent's income tax returns for 2010 and 2011 are subject to examination by the Internal Revenue Service.

Note 4 - Related Party Transactions

The Company's sublease of office space from Victus Capital LLC ("Victus"), an affiliate of the Parent, expired as of February 29, 2012.

The Company has a due to parent balance of approximately $1,200 relating to income taxes payable and approximately $8,800 relating to administrative services.

Note 5 - Defined Contribution Plan

The Company provides all eligible employees with a defined contribution plan under section 401(k) of the Internal Revenue Code. Contributions under the plan provide for a discretionary employer matching contribution not to exceed 6% of an employee's compensation for the plan year subject to Internal Revenue Code limitations.

Note 6 - Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k (2)(A) in that the Company carries no margin accounts, and does not otherwise hold funds or securities for, nor owe money to securities to, customers.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital of $188,349, which exceeded the minimum requirement of $100,000 by $88,349. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

Note 8 - Subsequent Events

The Company evaluated its financial statements for subsequent events through February 25, 2013, the date the financial statements were available to be issued, and determined that no events or transactions occurred which were required to be disclosed in these financial statements.

SUPPLEMENTARY INFORMATION

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net capital:	
Total stockholder's equity	$ 190,408
Deductions:	
Other assets	2,059
Net capital	$ 188,349
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 42,472
Due to parent	10,075
Total aggregate indebtedness	$ 52,547
Computation of net capital requirement:	
Minimum capital required	$ 100,000
Excess net capital at 1,500 percent	$ 88,349
Excess net capital at 1,000 percent	$ 68,349
Ratio of aggregate indebtedness to net capital	0.28 to 1

H.C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
(Supplementary Information)
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission (Concluded)
December 31, 2012

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012):

Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 181,085
Adjustment to income tax provision	7,264
Net capital per above	$ 188,349


MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

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